

Mail Stop 3720

April 20, 2009

Mr. Mark Stubbs
Chief Financial Officer
Callwave Inc.
136 West Canon Perdido Street
Suite C
Santa Barbara, California 93101

      RE: **Callwave Inc.**
               Form 10-K for the Fiscal Year Ended June 30, 2008
               Filed September 26, 2008
               Form 10-K/A for the Fiscal Year Ended June 30, 2008
               Filed October 22, 2008
               File No. 0-50958

Dear Mr. Stubbs:

We have reviewed your supplemental response letter filed on April 13, 2009 and have the following comments. We think you should amend your documents in response to these comments. Please do so within the time frame set forth below. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your response to comment five from our letter dated March 10, 2009. We disagree with your analysis. Your Form 10-K did not include your assessment of internal control over financial reporting as required by Item 308T of Regulation S-K. We further note that your management's report pertaining to internal control over financial reporting was filed 26 days after you filed your

Form 10-K. Such date was also 23 days after the date on which your Form 10-K was required to be filed with the Commission. As we noted in our prior comment, failure to file management's report on internal control over financial reporting rendered your Form 10-K materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. The definition of disclosure controls and procedures provided in Rule 13a-15(e) indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized <u>and reported within the time periods specified</u> in the Commission's rules and forms. Please explain how you could conclude that disclosure controls and procedure were effective and address how and when your failure to file management's report pertaining to internal control over financial reporting was discovered. Alternatively, further amend the Form 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, Robert Bartelmes, Senior Financial Analyst at (202) 551-3354, or me at (202) 551-3810 with any other questions.

Sincerely,

/s Robert Bartelmes, for

Larry Spirgel
Assistant Director